[Carl C. Icahn Letterhead]


November 3, 2000


Mark Logan, Chairman and Chief Executive Officer
VISX, Incorporated
3400 Central Expressway

Santa Clara, CA 95051

Dear Mr. Logan:

On October 20, 2000, I called you as a courtesy to advise of our impending filing of a Schedule 13D reporting the acquisition by my companies of 9.9% of the outstanding stock of VISX.

In your absence, I spoke to Elizabeth Davila, President and Chief Operating Officer of VISX. We discussed both (i) my desire to acquire additional shares which could be accomplished if your newly adopted poison pill were amended to raise the threshold higher than 10% and (ii) my view that the shareholders of VISX would be well served if the Company's business could be sold to a better capitalized company with a broader product base in the ophthalmologic field. Ms. Davila indicated that she understood both issues and would take them under advisement.

Since that conversation, I placed a number of calls to you to further discuss these matters and have not even received the courtesy of a return call.

As I indicated to Ms. Davila, I strongly believe that the poison pill's threshold is unreasonably low at 10% and should be raised, if the poison pill is not eliminated which would be even more preferable. Furthermore, VISX' business and, therefore, stockholder value would be greatly enhanced, in my opinion, if VISX actively sought a merger partner fitting the description set forth above. The time to take this action is now. You and the Board of Directors have a duty to VISX stockholders to affirmatively seek to enhance values and not take a non-committal attitude while VISX' market value continues to erode.

I continue to look forward to hearing from you so that we may discuss these matters.

Very truly yours,


/s/ Carl C. Icahn
Carl C. Icahn